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Exhibit 99.1

FOR IMMEDIATE RELEASE
March 2, 2004

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308
+972-4-604 8300 (fax)
mosheamit@camtek.co.il

CAMTEK LTD. ANNOUNCES FILING OF REGISTRATION
STATEMENT FOR OFFERING OF ITS ORDINARY SHARES

        MIGDAL HA'EMEK, Israel—March 2, 2004- Camtek Ltd. (NASDAQ:CAMT) today announced that it has filed a registration statement on Form F-1 with the Securities and Exchange Commission for an offering of a total of 8.5 million of its ordinary shares, subject to market conditions and corporate approvals. The offering will consist of 5 million shares to be offered by Camtek and 3.5 million shares to be offered by Priortech Ltd., Camtek's principal shareholder. An additional 1.275 million ordinary shares are subject to an over-allotment option granted by Camtek and Priortech, on a pro rata basis, to the underwriters. Following the offering, Priortech's ownership interest in Camtek will be reduced from 77.8% to 54.7% (or to 51.9% if the underwriters' overallotment option is exercised in full).

        The purposes of this offering are to raise capital to support the expansion of Camtek's business and to expand its shareholder base, as well as for working capital and general corporate purposes.

        CIBC World Markets, HSBC and RBC Capital Markets will serve as underwriters for the offering.

        A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. The securities to be issued in the proposed public offering may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ABOUT CAMTEK LTD.

        With headquarters in Migdal Ha'emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek's automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

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CAMTEK LTD. ANNOUNCES FILING OF REGISTRATION STATEMENT FOR OFFERING OF ITS ORDINARY SHARES